May 27, 2008

Mr. Stephen Lange Ranzini
President and Chief Executive Officer
University Bancorp, Inc.
2015 Washtenaw
Ann Arbor, Michigan 48104

Re:

> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **File No. 000-16023**

Dear Mr. Ranzini:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief
Office of Financial Services